

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 31, 2008

Via U.S. Mail and Fax (520) 844-1118
Mr. Jon Young
Chief Financial Officer
Liberty Star Uranium & Metals Corp.
3024 E. Fort Lowell Road
Tuscon, AZ 85716

> **Re:** **Liberty Star Uranium & Metals Corp.**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
> **Filed March 15, 2007**
> **File No. 0-50071**
>
> **Form 10-Q for the Period Ended October 31, 2007**
> **Filed December 14, 2007**

Dear Mr. Young:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief Accountant